Exhibit 1.

FOR IMMEDIATE RELEASE

January 14, 2004

FOR ADDITIONAL INFORMATION PLEASE CONTACT JEAN R. HALE, VICE CHAIRMAN, PRESIDENT, AND C.E.O., COMMUNITY TRUST BANCORP, INC. AT (606) 437-3294

Community Trust Bancorp, Inc. reports record earnings for the year 2003.
Earnings Summary
	4Q 2003	3Q 2003	4Q 2002	12 Months 2003	12 Months 2002
Net income (in thousands)	$7,553	$7,281	$6,968	$28,891	$27,600
Earnings per share	$0.56	$0.54	$0.51	$2.14	$2.01
Earnings per share (diluted)	$0.55	$0.53	$0.51	$2.11	$1.98

Return on average assets	1.20%	1.15%	1.12%	1.16%	1.12%
Return on average equity	13.61%	13.45%	13.31%	13.43%	13.63%
Efficiency ratio	59.18%	58.84%	58.86%	59.17%	57.29%

Dividends declared per share	$0.23	$0.21	$0.19	$0.82	$0.71
Book value per share	$16.45	$15.42	$16.02	$16.45	$16.02

Community Trust Bancorp, Inc. (NASDAQ-CTBI) is reporting fourth quarter 2003 earnings of $7.6 million or $0.56 per share compared to $7.3 million or $0.54 per share earned during the third quarter of 2003 and $7.0 million or $0.51 per share earned during the fourth quarter of 2002. Earnings for the year ended December 31, 2003 were $28.9 million or $2.14 per share, a 6.5% increase in earnings per share from the $27.6 million or $2.01 per share earned during 2002. All per share information has been restated to reflect the 10% stock dividend distributed on December 15, 2003.

Fourth Quarter Highlights

  The Company's basic earnings per share of $2.14 for the year 2003 reflects Community Trust's fifth consecutive year of increased earnings per share.

  The Company's net interest margin improved 31 basis points during the fourth quarter from the third quarter 2003 and 5 basis points from the fourth quarter 2002.

  The Company's 10% stock dividend distributed on December 15, 2003 is the second consecutive year a stock dividend has been declared.

  The Company did not adjust its cash dividend with the stock dividend of December 15, 2003; therefore, shareholders received a 10% increase in their cash dividend for the fourth quarter 2003 resulting in a total 20% increase in cash dividends during 2003.

  The Company experienced growth in its loan portfolio at an annualized rate of 12.7% in the fourth quarter 2003 and 6.2% for the year 2003.

  Asset quality continued to improve for the Company with nonperforming loans decreasing to $16.9 million, a 32.3% decrease from the $24.9 million of September 30, 2003 and a 25.7% decrease from the $22.7 million at December 31, 2002. Nonperforming assets also improved by 18.2% and 8.0% for the quarter and year, respectively.

  Income tax for the Company was reduced by $350 thousand during the quarter due to the receipt of a New Markets Tax Credit.

  A new branch location was opened in Lexington, Kentucky.

Return on average assets for the quarter ended December 31, 2003 was 1.20% compared to 1.15% for the third quarter 2003 and 1.12% for the fourth quarter 2002. Return on average assets for the year ended December 31, 2003 increased 3.6% to 1.16% compared to 1.12% for the year ended December 31, 2002. Return on average shareholders' equity for the quarter ended December 31, 2003 was 13.61% compared to 13.45% for the quarter ended September 30, 2003 and 13.31% for the quarter ended December 31, 2002. Return on average shareholders' equity for the year ended December 31, 2003 was 13.43% compared to 13.63% for the year ended December 31, 2002. CTBI's efficiency ratio for the quarter ended December 31, 2003 was 59.18% compared to 58.86% for the quarter ended December 31, 2002.

Fourth quarter 2003 income taxes were reduced by $350 thousand due to the receipt of a New Markets Tax Credit. This credit was earned through the capitalization of Community Trust Community Development Corporation, a wholly owned subsidiary of Community Trust Bank, Inc. The Company was awarded a $7 million investment allocation and the resulting tax credit through competitive application to the federal government during 2002 to stimulate economic growth in low income areas.

Balance Sheet Review

The Company's assets were $2.5 billion at December 31, 2003 and at December 31, 2002. The Company experienced an increase of $101.7 million in loans outstanding during 2003 as growth occurred in all three major loan categories, commercial, residential real estate, and consumer loans. Total deposits of $2.1 billion at December 31, 2003 represent a decrease of $60.1 million from December 31, 2002. Forty-five million of this decrease in deposits was the result of a corporate customer electing to move their money into repurchase agreements. Also, as a result of the continuing low interest rate environment for deposit accounts, the Company has successfully moved customers into alternative investments through its full service brokerage operations. Collectively, the net decrease in deposits and repurchase agreements was $14.9 million. The Company's liquidity is adequate with cash flows from its investment portfolio and wholesale funding sources considered available to fund its future loan growth.

Nonperforming loans decreased 32.3% to $16.9 million from the $24.9 million at September 30, 2003 and 25.7% from the $22.7 million at December 31, 2002, reflecting management's continuing focus on improving asset quality.

Foreclosed properties on December 31, 2003 were $6.6 million, an increase from the $3.7 million reported at September 30, 2003 and the $2.8 million at December 31, 2002. During the fourth quarter, the Company was successful in obtaining title to $3.1 million in real estate collateral from a problem credit that has been in foreclosure proceedings for approximately two years. The property was recorded at cost which was lower than market value. Foreclosed properties consist primarily of 1-4 family residential real estate.

The Company's continuing focus on loan portfolio quality is also evident as net charge-offs for the quarter ended December 31, 2003 of $1.3 million are approximately 13% less than the $1.5 million for the third quarter of 2003 and 40% less than the $2.1 million for the fourth quarter of 2002. The provision for loan loss expense for the fourth quarter 2003 increased by $30 thousand compared to the third quarter 2003 and $445 thousand compared to the fourth quarter 2002. The provision expense in both the third quarter and fourth quarter of 2003 was impacted by net loan growth during these quarters of $42.5 million and $53.9 million, respectively. Our reserve for losses on loans as a percentage of total loans outstanding at December 31, 2003 remained the same as prior quarter and prior year at 1.42%.

The Company continues to grow its shareholders' equity while also providing a dividend yield of 3.05% to shareholders. Shareholders' equity of $221.4 million on December 31, 2003 is a 5.7% increase from the $209.4 million on December 31, 2002.

Net Interest Income

Our net interest margin of 3.93% for the quarter ended December 31, 2003 is a 31 basis point increase from the 3.62% for the quarter ended September 30, 2003 and a 5 basis point increase from the 3.88% for the quarter ended December 31, 2002. Management expects continuing improvement in its net interest margin as loan growth and the reallocation of earning assets from the investment portfolio to the higher yielding loan portfolio continue.

Noninterest Income

Noninterest income decreased less than 1% for the quarter ended December 31, 2003 to $8.1 million from the $8.2 million earned during the same period in 2002. Noninterest income for the year 2003 of $36.4 million was a 30.2% increase from the $27.9 earned during 2002. As residential mortgage refinancing slowed, the Company had a decrease in gains on sales of loans during the fourth quarter 2003. Increased deposit service charge income, gains on sales of securities, and other noninterest income contributed to the increase in noninterest income year over year.

Noninterest Expense

Noninterest expense increased 2.2% from the $17.9 million for the fourth quarter 2002 to $18.2 million for the fourth quarter 2003. The increase in noninterest expense from prior year was primarily attributable to increases in legal and professional fees and operating losses.

Forward-Looking Statements

Certain of the statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. The Company's actual results may differ materially from those included in the forward-looking statements. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intend," "estimate," "may increase," "may fluctuate," and similar expressions or future or conditional verbs such as "will," "should," "would," and "could." These forward-looking statements involve risks and uncertainties including, but not limited to, economic conditions, portfolio growth, the credit performance of the portfolios, including bankruptcies, and seasonal factors; changes in general economic conditions including the performance of financial markets, the performance of coal and coal related industries, prevailing inflation and interest rates, realized gains from sales of investments, gains from asset sales, and losses on commercial lending activities; results of various investment activities; the effects of competitors' pricing policies, of changes in laws and regulations on competition and of demographic changes on target market populations' savings and financial planning needs; industry changes in information technology systems on which we are highly dependent; failure of acquisitions to produce revenue enhancements or cost savings at levels or within the time frames originally anticipated or unforeseen integration difficulties; the adoption by the Company of an FFIEC policy that provides guidance on the reporting of delinquent consumer loans and the timing of associated credit charge-offs for financial institution subsidiaries; and the resolution of legal proceedings and related matters. In addition, the banking industry in general is subject to various monetary and fiscal policies and regulations, which include those determined by the Federal Reserve Board, the Federal Deposit Insurance Corporation, and state regulators, whose policies and regulations could affect the Company's results. These statements are representative only on the date hereof, and the Company undertakes no obligation to update any forward-looking statements made.

Community Trust Bancorp, Inc., with assets of $2.5 billion, is headquartered in Pikeville, Kentucky and has 69 banking locations across eastern, northern, central, and south central Kentucky, and 5 banking locations in southern West Virginia.

Additional information follows.

Community Trust Bancorp, Inc.

Financial Summary (Unaudited)

December 31, 2003

(in thousands except per share data)	Three Months Ended 12/31/03	Three Months Ended 9/30/03	Three Months Ended 12/31/02	Twelve Months Ended 12/31/03	Twelve Months Ended 12/31/02
Interest income	$31,739	$31,420	$34,761	$128,514	$146,550
Interest expense	9,442	10,644	13,084	43,895	57,293
Net interest income	22,297	20,776	21,677	84,619	89,257
Loan loss provision	2,115	2,085	1,670	9,332	10,086

Securities gains	0	476	0	3,042	1,528
Gains on sales of loans	964	1,613	2,068	5,693	4,415
Deposit service charges	4,412	4,483	4,178	17,057	13,484
Trust revenue	606	604	798	2,457	2,500
Insurance commissions	213	257	190	710	440
Other noninterest income	1,953	2,660	971	7,413	5,561
Total noninterest income	8,148	10,093	8,205	36,372	27,928

Personnel expense	8,989	8,705	9,049	34,593	34,643
Occupancy and equipment	2,416	2,377	2,357	9,507	9,206
Amortization of core deposit intangible	145	145	145	580	580
Other noninterest expense	6,699	6,884	6,300	26,055	22,912
Total noninterest expense	18,249	18,111	17,851	70,735	67,341

Net income before taxes	10,081	10,673	10,361	40,924	39,758
Income taxes	2,528	3,392	3,393	12,033	12,158
Net income	$7,553	$7,281	$6,968	$28,891	$27,600

Memo: TEQ interest income	$32,131	$31,806	$35,209	$130,109	$148,447

Average shares outstanding	13,452	13,428	13,582	13,474	13,722
Basic earnings per share	$0.56	$0.54	$0.51	$2.14	$2.01
Diluted earnings per share	$0.55	$0.53	$0.51	$2.11	$1.98
Dividends per share	$0.23	$0.21	$0.19	$0.82	$0.71

Average balances:
Loans, net of unearned income	$1,709,394	$1,659,808	$1,639,304	$1,658,289	$1,660,912
Earning assets	2,292,814	2,316,603	2,261,202	2,292,251	2,268,579
Total assets	2,496,483	2,514,735	2,461,482	2,492,286	2,467,469
Deposits	2,090,893	2,130,906	2,103,355	2,109,752	2,110,714
Interest bearing liabilities	1,900,093	1,933,207	1,913,392	1,918,802	1,934,227
Shareholders' equity	220,189	214,703	207,758	215,086	202,562

Performance ratios:
Return on average assets	1.20%	1.15%	1.12%	1.16%	1.12%
Return on average equity	13.61%	13.45%	13.31%	13.43%	13.63%
Yield on average earning assets	5.56%	5.45%	6.18%	5.68%	6.54%
Cost of interest bearing funds	1.97%	2.18%	2.71%	2.29%	2.96%
Net interest margin	3.93%	3.62%	3.88%	3.76%	4.02%
Efficiency ratio	59.18%	58.84%	58.86%	59.17%	57.29%

Loan charge-offs	$(2,247)	$(2,484)	$(2,893)	$(11,704)	$(14,138)
Recoveries	969	1,008	800	3,754	3,674
Net charge-offs	$(1,278)	$(1,476)	$(2,093)	$(7,950)	$(10,464)

Market price:
High	$33.73	$28.26	$27.27	$33.73	$27.27
Low	$25.50	$23.76	$21.49	$22.46	$17.99
Close	$30.20	$26.43	$22.86	$30.20	$22.86

Community Trust Bancorp, Inc.

Financial Summary (Unaudited)

December 31, 2003

(in thousands except FTEs)	As of 12/31/03	As of 9/30/03	As of 12/31/02
Assets:
Loans, net of unearned	$1,736,260	$1,682,346	$1,634,607
Loan loss reserve	(24,653)	(23,816)	(23,271)
Net loans	1,711,607	1,658,530	1,611,336
Loans held for sale	315	3,973	2,279
Securities available-for-sale	421,855	518,690	527,339
Securities held-to-maturity	87,497	90,846	51,243
Other earning assets	9,340	1,282	49,591
Cash and due from banks	79,621	72,396	92,615
Premises and equipment	49,990	49,632	50,767
Goodwill and core deposit intangible	63,951	64,096	64,531
Other assets	49,863	40,895	38,210
Total Assets	$2,474,039	$2,500,340	$2,487,911

Liabilities and Equity:
NOW accounts	$16,578	$14,327	$16,177
Savings deposits	597,971	608,360	628,040
CDs >=$100,000	357,573	365,332	354,007
Other time deposits	736,090	775,683	785,927
Total interest bearing deposits	1,708,212	1,763,702	1,784,151
Noninterest bearing deposits	359,403	343,917	343,565
Total deposits	2,067,615	2,107,619	2,127,716
Other interest bearing liabilities	167,985	156,521	134,652
Noninterest bearing liabilities	17,046	20,899	16,124
Total liabilities	2,252,646	2,285,039	2,278,492
Shareholders' equity	221,393	215,301	209,419
Total Liabilities and Equity	$2,474,039	$2,500,340	$2,487,911

Ending shares outstanding	13,462	13,439	13,583
Memo: Market value of HTM Securities	$87,061	$90,222	$52,673

90 days past due loans	$5,463	$6,468	$2,814
Nonaccrual loans	$9,705	$16,973	$19,649
Restructured loans	$1,726	$1,506	$276
Foreclosed properties	$6,566	$3,737	$2,761

Tier 1 leverage ratio	8.73%	8.46%	8.23%
Tier 1 risk based ratio	11.35%	11.17%	10.98%
Total risk based ratio	12.60%	12.42%	12.22%
FTE employees	901	892	874

Community Trust Bancorp, Inc.

Financial Summary (Unaudited)

December 31, 2003

Community Trust Bancorp, Inc. reported earnings for the three and twelve months ended December 31, 2003 and December 31, 2002 as follows:

	Three Months Ended December 31		Twelve Months Ended December 31
(in thousands except per share data)	2003	2002	2003	2002

Net income	$7,553	$6,968	$28,891	$27,600

Basic earnings per share	$0.56	$0.51	$2.14	$2.01

Diluted earnings per share	$0.55	$0.51	$2.11	$1.98

Average shares outstanding	13,452	13,582	13,474	13,722

Total assets (end of period)	$2,474,039	$2,487,911

Return on average equity	13.61%	13.31%	13.43%	13.63%

Return on average assets	1.20%	1.12%	1.16%	1.12%

Provision for loan losses	$2,115	$1,670	$9,332	$10,086

Gains on sales of loans	$964	$2,068	$5,693	$4,415